Exhibit 99.1

JOINT STOCK COMPANY

KASPI.KZ

Interim Condensed Consolidated

Financial Information
For the nine months ended

30 September 2026 (Unaudited)

Joint Stock Company Kaspi.kz

Table of Contents

Page

interim condensed consolidated financial information

FOR THE THREE AND nine MONTHS ENDED 30 SEPTEMBER 2026 (unaudited):

Interim condensed consolidated statements of profit or loss (unaudited)	3

Interim condensed consolidated statements of other comprehensive income (unaudited)	4

Interim condensed consolidated statements of financial position (unaudited)	5

Interim condensed consolidated statements of changes in equity (unaudited)	6

Interim condensed consolidated statements of cash flows (unaudited)	7-8

Selected explanatory notes to the interim condensed consolidated financial information (unaudited)	9-33

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Profit or Loss

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT, except for earnings per share which are in KZT)

Notes	Nine Months Ended			Three Months Ended
		30 September	30 September	30 September	30 September
		2025	2026	2025	2026
REVENUE	4,5,17	2,899,526	3,309,976	1,110,174	1,117,194
Net fee revenue		1,160,455	1,192,360	419,250	397,545
Interest revenue		1,138,270	1,456,760	429,237	521,668
Net retail revenue		585,597	607,549	250,275	176,389
Other gains		15,204	53,307	11,412	21,592
COSTS AND OPERATING EXPENSES	6,17	(1,923,604)	(2,299,305)	(763,660)	(756,805)
Cost of goods and services		(823,620)	(886,894)	(343,955)	(265,304)
Interest expenses and fees		(647,464)	(857,344)	(246,110)	(303,798)
Transaction expenses		(24,335)	(30,789)	(8,090)	(11,887)
Technology & product development		(151,838)	(188,888)	(58,052)	(63,605)
Sales & marketing		(95,917)	(112,608)	(43,927)	(39,939)
General & administrative expenses		(56,598)	(61,704)	(22,122)	(18,122)
Provision expenses	7	(123,832)	(161,078)	(41,404)	(54,150)
NET INCOME BEFORE TAX		975,922	1,010,671	346,514	360,389
Income tax		(185,198)	(218,891)	(68,468)	(79,405)
NET INCOME		790,724	791,780	278,046	280,984
Attributable to:
Shareholders of the Company		788,801	784,684	279,418	278,557
Non-controlling interest		1,923	7,096	(1,372)	2,427
NET INCOME		790,724	791,780	278,046	280,984
Earnings per share
Basic (KZT)	8	4,140	4,131	1,465	1,466
Diluted (KZT)	8	4,122	4,113	1,458	1,459

The accompanying notes are an integral part of this interim condensed consolidated financial information.

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Other Comprehensive Income

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT, except for earnings per share which are in KZT)

	Nine Months Ended		Three Months Ended
	30 September	30 September	30 September	30 September
	2025	2026	2025	2026
NET INCOME	790,724	791,780	278,046	280,984

OTHER COMPREHENSIVE (LOSS)/INCOME
Items that will not be reclassified subsequently to profit or loss:
Movement in investment revaluation reserve for equity instruments at FVTOCI	(35)	16	-	41
Items that may be reclassified subsequently to profit or loss:
Gains/(losses) arising during the period, net of tax KZT Nil, for debt instruments at FVTOCI	(91,839)	21,537	(8,177)	8,033
Expected credit losses/(recoveries) recognised in profit or loss, for debt instruments at FVTOCI	(261)	1,842	(9)	1,816
Reclassification of (gains)/losses included in profit or loss, net of tax KZT Nil, for debt instruments at FVTOCI	1,813	(5,637)	216	(965)
Foreign exchange differences on translation of foreign operations	47,427	(37,653)	43,445	(50,549)

Other comprehensive (loss)/income for the period	(42,895)	(19,895)	35,475	(41,624)

TOTAL COMPREHENSIVE INCOME	747,829	771,885	313,521	239,360
Attributable to:
Shareholders of the Company	748,148	754,560	316,265	227,623
Non-controlling interest	(319)	17,325	(2,744)	11,737
TOTAL COMPREHENSIVE INCOME	747,829	771,885	313,521	239,360

The accompanying notes are an integral part of this interim condensed consolidated financial information.

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Financial Position

As at 31 December 2025 and 30 September 2026 (Unaudited)

(in millions of KZT)

	Notes	31 December 2025	30 September 2026
ASSETS:
Cash and cash equivalents	9	903,143	1,079,572
Mandatory cash balances with National Bank of the Republic of Kazakhstan		305,126	492,660
Due from banks	16	51,951	67,503
Investment securities and derivatives	10,16	1,179,819	1,580,062
Loans to customers	11,16,17	7,172,162	7,649,906
Property, equipment and intangible assets		714,361	731,249
Goodwill		447,128	436,622
Inventory		124,522	134,406
Other assets	17	183,536	219,590

TOTAL ASSETS		11,081,748	12,391,570

LIABILITIES AND EQUITY

LIABILITIES:
Due to banks	12,16,17	16,183	16,666
Customer accounts	13,16,17	7,531,286	8,445,250
Debt securities issued	16	331,992	554,900
Trade liabilities	16	346,401	321,840
Deferred tax liabilities		71,409	68,124
Other liabilities	17	182,900	229,273

TOTAL LIABILITIES		8,480,171	9,636,053

EQUITY:
Issued capital	14	130,144	130,144
Treasury shares	14	(169,985)	(187,713)
Additional paid-in-capital		506	506
Revaluation deficit of financial assets and other reserves		(40,545)	(70,669)
Share-based compensation reserve	15	27,938	17,073
Retained earnings		2,543,785	2,780,860
Total equity attributable to Shareholders of the Company		2,491,843	2,670,201
Non-controlling interest		109,734	85,316
TOTAL EQUITY		2,601,577	2,755,517

TOTAL LIABILITIES AND EQUITY		11,081,748	12,391,570

The accompanying notes are an integral part of this interim condensed consolidated financial information.

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Changes in Equity

For the nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

	Issued capital	Treasury shares	Additional paid-in- capital	Revaluation deficit of financial assets and other reserves	Share-based compensation reserve	Retained earnings	Total equity attributable to Shareholders of the Company	Non-controlling interest	Total equity
Balance at 31 December 2024	130,144	(151,521)	506	41,026	31,774	1,465,295	1,517,224	55,637	1,572,861
Net income	-	-	-	-	-	788,801	788,801	1,923	790,724
Other comprehensive loss	-	-	-	(40,653)	-	-	(40,653)	(2,242)	(42,895)
Total comprehensive income	-	-	-	(40,653)	-	788,801	748,148	(319)	747,829
Acquisition of subsidiary with NCI	-	-	-	-	-	-	-	17,260	17,260
Change in ownership interest in subsidiary without loss of control	-	-	-	-	-	196	196	(196)	-
Dividends declared by subsidiary to non-controlling interest	-	-	-	-	-	-	-	(1,559)	(1,559)
Share options accrued	-	-	-	-	6,387	-	6,387	-	6,387
Share options exercised	-	3,429	-	-	(19,281)	15,852	-	-	-
Balance at 30 September 2025	130,144	(148,092)	506	373	18,880	2,270,144	2,271,955	70,823	2,342,778
Balance at 31 December 2025	130,144	(169,985)	506	(40,545)	27,938	2,543,785	2,491,843	109,734	2,601,577
Net income	-	-	-	-	-	784,684	784,684	7,096	791,780
Other comprehensive (loss)/income	-	-	-	(30,124)	-	-	(30,124)	10,229	(19,895)
Total comprehensive income	-	-	-	(30,124)	-	784,684	754,560	17,325	771,885
Change in ownership interest in subsidiary without loss of control	-	-	-	-	-	(42,559)	(42,559)	(40,643)	(83,202)
Dividends declared	-	-	-	-	-	(513,650)	(513,650)	-	(513,650)
Dividends declared by subsidiary to non-controlling interest	-	-	-	-	-	-	-	(1,100)	(1,100)
Share options accrued	-	-	-	-	8,375	-	8,375	-	8,375
Share options exercised	-	10,640	-	-	(19,240)	8,600	-	-	-
Share buy-back program	-	(28,368)	-	-	-	-	(28,368)	-	(28,368)
Balance at 30 September 2026	130,144	(187,713)	506	(70,669)	17,073	2,780,860	2,670,201	85,316	2,755,517

The accompanying notes are an integral part of this interim condensed consolidated financial information.

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Cash Flows

For the nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

	Nine months ended	Nine months ended
	30 September 2025	30 September 2026
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest received from loans to customers	1,020,225	1,283,015
Other interest received	177,526	194,851
Interest and fees paid	(627,983)	(838,238)
Expenses paid on obligatory insurance of individual deposits	(13,638)	(24,286)
Net fee revenue received	1,182,244	1,211,424
Net retail revenue received	585,597	607,549
Sales & marketing expenses paid	(96,904)	(112,707)
Other income received	9,797	21,563
Transaction expenses paid	(24,335)	(30,789)
Cost of goods and services purchased	(836,893)	(889,242)
Technology & product development expenses paid	(113,351)	(124,749)
General & administrative expenses paid	(52,643)	(55,962)
Cash flows from operating activities before changes in operating assets and liabilities	1,209,642	1,242,429

Changes in operating assets and liabilities
(Increase)/decrease in operating assets:
Mandatory cash balances with NBRK	(244,230)	(187,534)
Due from banks	(10,760)	(9,075)
Financial assets at FVTPL	(33,212)	(24,193)
Loans to customers	(1,228,287)	(590,796)
Inventory	(24,680)	(9,884)
Other assets	(4,157)	(1,459)
Increase/(decrease) in operating liabilities:
Due to banks	57,436	2,597
Customer accounts	413,300	969,014
Financial liabilities at FVTPL	(45)	20,089
Trade liabilities	138,850	(24,561)
Other liabilities	109,646	65,388
Cash inflow from operating activities before income tax	383,503	1,452,015
Income tax paid	(169,954)	(215,426)
Net cash inflow from operating activities	213,549	1,236,589
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and intangible assets	(110,509)	(131,820)
Proceeds on sale of property and equipment	199	118
Proceeds on disposal of investment securities at FVTOCI	573,661	846,876
Purchase of investment securities at FVTOCI	(447,973)	(1,375,916)
Acquisitions of subsidiaries, net of cash and cash equivalent acquired	(552,834)	(8,410)

Net cash outflow from investing activities	(537,456)	(669,152)

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Cash Flows (continued)

For the nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

	Nine months ended	Nine months ended
	30 September 2025	30 September 2026

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of debt securities	326,047	275,262
Dividends paid	-	(513,650)
Dividends paid by subsidiary to non-controlling interest	(1,559)	(1,100)
Purchase of treasury shares	-	(28,368)
Repayment of debt securities issued	(48,996)	-
Acquisition of non-controlling interests	-	(83,202)
Repayment of subordinated debt	(59,103)	-
Net cash (outflow)/inflow from financing activities	216,389	(351,058)

Effect of changes in foreign exchange rate on cash and cash equivalents	(10,433)	(39,950)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(117,951)	176,429

CASH AND CASH EQUIVALENTS, beginning of period	619,470	903,143

CASH AND CASH EQUIVALENTS, end of period	501,519	1,079,572

The accompanying notes are an integral part of this interim condensed consolidated financial information.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

1.
Corporate information

Overview

Kaspi.kz operates a two-sided Super App business model in Kazakhstan: the Kaspi.kz Super App for consumers and the Kaspi Pay Super App for merchants and entrepreneurs. Our offerings include payments, marketplace and fintech solutions for both consumers and merchants. Our business model, reinforced by our highly recognizable brand and continuing product innovation, generates powerful network effects, which has resulted in growth across all our platforms and strong financial performance. Since 2025 the Group operates the Hepsiburada marketplace in Türkiye.

Kaspi.kz Segments

Our segment reporting is based on our three business platforms:

•
Payments: Our Payments Platform facilitates transactions between and among merchants and consumers. For consumers, our Payments Platform is a highly convenient way to pay for shopping transactions, regular household bills and make peer-to-peer payments.
For merchants, our Payments Platform enables them to accept payments online and in-store, issue and instantly settle invoices, pay suppliers and monitor merchants’ turnover. Our Payments Platform is our main customer acquisition tool and we consider it to be fundamental for high levels of customer engagement. Having achieved scale with consumers and merchants, our Payments Platform brings more value to consumers and merchants.

•
Marketplace: Our Marketplace Platform connects both online and offline merchants with consumers, enabling merchants to increase their sales and allowing consumers to purchase a broad selection of products and services from a wide range of merchants. Marketplace has three main propositions — m-Commerce, e-Commerce, and Kaspi Travel. m-Commerce brings a digital shopping experience to a merchant’s physical location, while consumers can use e-Commerce to shop anywhere, anytime and typically with free delivery. Kaspi Travel allows consumers to book domestic and international flights, domestic rail tickets and domestic and international package holidays. All Marketplace services, except for Türkiye, are integrated with our Fintech and Payments Platforms. Other than in e-Grocery (which enables consumers to order groceries through the Kaspi.kz Super App with home delivery), part of e-Cars (which facilitates buying and selling used cars), and Türkiye Marketplace (which represents hybrid commerce model rooted in a unified “1P” and “3P” based catalogue), our Marketplace Platform is a “3P” model, enabling third-party merchants to sell their products directly to consumers.

•
Fintech: Our Fintech Platform provides consumers and merchants with BNPL, finance and deposit products. All our Fintech services can be accessed through our Super Apps, fully digitally, with users identified using Kaspi ID biometrics technology. We lend only in local currency and we fund our financing products mainly using deposit products, which are primarily local currency savings accounts. As we add more opportunities to transact with the Kaspi.kz Super App, we anticipate that consumers will keep more of their deposits with us. Since July 2026 we own Hepsi Bank A.Ş. in Türkiye with no customary retail Fintech products launched yet.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

Information about the group of companies

Joint Stock Company Kaspi.kz (“the Company” or “the Group”) was incorporated in the Republic of Kazakhstan in 2008. The Company is regulated by the National Bank of the Republic of Kazakhstan (“NBRK”) and the Agency of the Republic of Kazakhstan for Regulation and Development of Financial Market. The registered address of the Company is 154A, Nauryzbai Batyr street, Almaty, 050000, the Republic of Kazakhstan.

On 29 January 2025, the Group acquired 65.41% share in “D-MARKET Electronic Services & Trading” (“Hepsiburada”) JSC with the consideration of approximately USD 1,127 million, followed by an increase in ownership of the shares in Hepsiburada to 93.51%, the consideration paid for additional shares acquired was of approximately USD 237 million.

On 27 March 2025, Kaspi.kz has signed a share purchase agreement with Rabobank Group, relating to the purchase of Rabobank’s Turkish subsidiary Rabobank A.Ş. The transaction is not material. Rabobank A.Ş. is a fully licensed bank in Türkiye which has neither borrowing or depositing clients nor a branch network. On 14 July 2026, the Group has completed acquisition of Rabobank A.Ş. On 30 July 2026, the Company’s subsidiary Rabobank A.Ş. was renamed to Hepsi Bank A.Ş. At the time the interim condensed consolidated financial information was authorized for issue, the Group had not yet completed the accounting for the acquisition of Hepsi Bank A.Ş.

The shareholders are as follows:

	31 December	30 September
	2025	2026
	%	%

Mikheil Lomtadze	22.58	23.04
Vyacheslav Kim	20.74	19.26
Baring Funds*	23.22	18.23
Public Investors	29.59	35.50
Management	3.87	3.97

Total	100.00	100.00

*As at 31 December 2025 and 30 September 2026, Asia Equity Partners Limited held 7.29% and 3.74% of total shares, respectively, Fintech Partners Limited held 9.49% and 8.04% of total shares, respectively, and European Investors Limited held 6.44% and 6.45%, respectively, on behalf of Baring Funds.

This interim condensed consolidated financial information was approved on 11 November 2026.

2.
Basis of presentation

This interim condensed consolidated financial information has been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. This interim condensed consolidated financial information has been prepared on the assumption that the Group is a going concern, as the Group has the resources to continue in operation for at least the next twelve months. In making this assessment, management has considered a wide range of information in relation to present and future economic conditions, including projections of cash flows, profit and capital resources.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

This interim condensed consolidated financial information does not include all the information and disclosures required in the annual consolidated financial statements. The Group omitted disclosures, which would substantially duplicate the information contained in its audited annual consolidated financial statements for 2025 prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), such as accounting policies and details of accounts, which have not changed significantly in amount or composition.

The exchange rates at the period-end used by the Group in the preparation of the interim condensed consolidated financial information are as follows:

	31 December	30 September
	2025	2026

KZT/USD	505.53	440.86
KZT/EUR	593.44	500.77
KZT/TRY	11.80	8.99

Reclassification

Certain prior period amounts have been reclassified in order to conform to the current period presentation. These reclassifications had no impact on previously reported statements of profit or loss, other comprehensive income, financial position, changes in equity and cash flows.

3.
Material accounting policies

This interim condensed consolidated financial information has been prepared under the historical cost convention, except for the revaluation of certain properties and financial instruments.

The same accounting policies, presentation and methods of computation have been followed in this interim condensed consolidated financial information as were applied in the preparation of the Group’s consolidated financial statements for the year ended 31 December 2025.

Adoption of new and revised Standards

New and revised IFRS Standards that are effective for the current year

The following amendments and interpretations are effective for the Group beginning
1 January 2026:

Amendments IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments	1 January 2026
Annual Improvements to IFRS Accounting Standards — Volume 11	1 January 2026

The above standards and interpretations were reviewed by the Group's management and determined to not have a significant effect on the consolidated financial information of the Group.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

New and revised IFRS Standards in issue but not yet effective

At the date of authorisation of this financial information, the Group has not applied the following new and revised IFRS Accounting Standards as issued by the IASB that have been issued but are not yet effective:

New or revised standard or interpretation	Applicable to annual reporting periods beginning on or after
IFRS 18 Presentation and Disclosures in Financial Statements	1 January 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures	1 January 2027

The management does not expect that the adoption of the Standards listed above to have a material impact on the condensed consolidated financial information of the Group in future periods.

4.
Revenue

Revenue includes fee revenue, interest revenue, retail revenue, rewards and other gains/(losses). Rewards earned by retail customers of the Group are deducted from revenue.

	Nine months ended	Nine months ended	Three months ended	Three months ended
	30 September	30 September	30 September	30 September
	2025	2026	2025	2026

REVENUE	2,899,526	3,309,976	1,110,174	1,117,194
Fee revenue	1,202,055	1,220,980	433,872	406,395
Interest revenue	1,138,270	1,456,760	429,237	521,668
Retail revenue	585,597	610,479	250,275	177,020
Rewards	(41,600)	(31,550)	(14,622)	(9,481)
Other gains	15,204	53,307	11,412	21,592

Revenue by segments is presented below:

	Nine months ended	Nine months ended	Three months ended	Three months ended
	30 September	30 September	30 September	30 September
	2025	2026	2025	2026
Payments	480,817	509,080	172,130	181,906
Payments fee revenue	373,839	383,584	132,639	137,646
Interest revenue	106,978	125,496	39,491	44,260

Marketplace	1,357,750	1,494,377	549,317	466,344
Marketplace fee revenue	690,195	775,143	264,662	251,994
Retail revenue	585,597	610,479	250,275	177,020
Interest revenue	52,084	47,443	20,683	13,324
Other gains	29,874	61,312	13,697	24,006
Fintech	1,123,244	1,373,498	409,716	489,030
Interest revenue	992,929	1,310,669	372,966	471,554
Fintech fee revenue	144,985	70,834	39,035	19,890
Other losses	(14,670)	(8,005)	(2,285)	(2,414)
Intergroup	(20,685)	(35,429)	(6,367)	(10,605)
Segment Revenue	2,941,126	3,341,526	1,124,796	1,126,675
Rewards	(41,600)	(31,550)	(14,622)	(9,481)
REVENUE	2,899,526	3,309,976	1,110,174	1,117,194

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

Intergroup includes Marketplace fee revenue that was offset by Marketing expense, for activities to attract customers of Fintech car loans. For the nine months ended 30 September 2025 and 2026, intergroup includes interest revenue generated by Marketplace and Payments platforms due to placement of cash to term deposits in the Bank that is offset by interest expenses of Fintech.

Other gains/(losses) are mainly due to net gains/(losses) on foreign exchange operations and financial assets and liabilities. For the nine months ended 30 September 2025 and 2026, net gain on monetary position were KZT 27,386 million and KZT 33,743 million, respectively. For the nine months ended 30 September 2025 and 2026, the net (losses)/gains on foreign exchange operations were KZT (12,374) million and KZT 46,815 million, respectively. For the nine months ended 30 September 2025 and 2026, the net losses on financial assets and liabilities were
KZT (7,545) million and KZT (33,762) million, respectively.

For the three months ended 30 September 2025 and 2026, net gain on monetary position were KZT 13,716 million and KZT 6,099 million, respectively. For the three months ended 30 September 2025 and 2026, net (losses)/gains on foreign exchange operations were KZT (13,780) million and KZT 28,513 million, respectively. For the three months ended 30 September 2025 and 2026, net gains/(losses) on financial assets and liabilities were KZT 8,641 million and KZT (14,718) million, respectively.

Fee revenue and retail revenue are presented by timing of revenue recognition in the table below:

	Nine months ended	Nine months ended	Three months ended	Three months ended
	30 September	30 September	30 September	30 September
	2025	2026	2025	2026
Goods and services transferred at point in time	1,608,072	1,729,409	632,918	553,966
Payments fee revenue - Transaction Revenue	347,093	355,636	123,521	128,184
Marketplace fee revenue	675,382	763,294	259,122	248,762
Retail revenue	585,597	610,479	250,275	177,020
Goods and services transferred over time	186,544	110,631	53,693	32,584
Payments fee revenue - Membership Revenue	26,746	27,948	9,118	9,462
Marketplace fee revenue - Membership revenue	14,813	11,849	5,540	3,232
Fintech fee revenue - Membership Revenue	2,317	2,343	791	812
Fintech fee revenue - Fintech banking service fees	142,668	68,491	38,244	19,078
TOTAL FEE AND RETAIL REVENUE	1,794,616	1,840,040	686,611	586,550

Interest revenue by type of operation for the three and nine months ended 30 September 2025 and 2026 is presented below:

	Nine months ended 30 September 2025	Nine months ended 30 September 2026	Three months ended 30 September 2025	Three months ended 30 September 2026

Interest revenue from loans to customers	969,140	1,238,181	366,763	435,166
Interest revenue from other operations	169,130	218,579	62,474	86,502
Total interest revenue	1,138,270	1,456,760	429,237	521,668

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

5.
Segment Reporting

The Group reports its business in three operating segments.

The following tables present the summary of each segments’ revenue and adjusted EBITDA:

	Nine months ended 30 September 2025	Nine months ended 30 September 2026	Three months ended 30 September 2025	Three months ended 30 September 2026

SEGMENT REVENUE	2,941,126	3,341,526	1,124,796	1,126,675
Payments	480,817	509,080	172,130	181,906
Marketplace	1,357,750	1,494,377	549,317	466,344
Fintech	1,123,244	1,373,498	409,716	489,030
Intergroup	(20,685)	(35,429)	(6,367)	(10,605)

ADJUSTED EBITDA	1,117,388	1,172,724	401,967	407,623
Payments	294,812	292,695	106,092	104,777
Marketplace	338,299	370,264	115,023	123,998
Fintech	484,277	509,765	180,852	178,848

The following table presents a reconciliation of net income to adjusted EBITDA:

	Nine months ended 30 September 2025	Nine months ended 30 September 2026	Three months ended 30 September 2025	Three months ended 30 September 2026
Net Income	790,724	791,780	278,046	280,984
Interest Revenue from other operations	(169,130)	(218,579)	(62,474)	(86,502)
Interest Expenses and fees from other operations	261,147	355,223	103,787	128,683
Share-based compensation expense	6,387	8,375	2,100	2,891
Other gain	(15,204)	(53,307)	(11,412)	(21,592)
Income tax expense	185,198	218,891	68,468	79,405
Depreciation and amortization expenses	58,266	70,341	23,452	23,754
Adjusted EBITDA	1,117,388	1,172,724	401,967	407,623

Operating segments are identified based on how the Group manages the business on a day-to-day basis and the types of products and services provided. Operating segments are reported in a manner consistent with internal reports, which are reviewed and used by the management board (who are identified as Chief Operating Decision Makers, “CODM”). The operating performance measure of each operating segment is revenue and adjusted EBITDA.

In 2026, the Group changed the primary performance measure of segments from net income to adjusted EBITDA. The comparative information has been adjusted to reflect this change. The Group has included adjusted EBITDA non-IFRS financial measure because it is used by CODM to evaluate operating performance.

Management believes that other segment expenses are not material for analysis of our ongoing operations.

Expenses associated with share-based compensation are recognised across the segments.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

The following table presents the summary of share-based compensation expense by segments:

	Nine months ended 30 September 2025	Nine months ended 30 September 2026	Three months Ended 30 September 2025	Three months ended 30 September 2026

SHARE-BASED COMPENSATION	(6,387)	(8,375)	(2,100)	(2,891)
Payments	(2,467)	(3,291)	(816)	(1,105)
Marketplace	(1,371)	(1,880)	(456)	(629)
Fintech	(2,549)	(3,204)	(828)	(1,157)

The following tables present the summary of revenue and non-current assets (excluding financial instruments, goodwill, deferred tax assets and other financial assets) by geographical market:

	Nine months ended 30 September 2025	Nine months ended 30 September 2026	Three months ended 30 September 2025	Three months ended 30 September 2026

SEGMENT REVENUE	2,941,126	3,341,526	1,124,796	1,126,675
Kazakhstan & Other	2,216,711	2,575,690	797,110	912,591
Türkiye	724,415	765,836	327,686	214,084

	31 December	30 September
	2025	2026

NON-CURRENT ASSETS	719,037	752,185
Kazakhstan & Other	371,170	419,467
Türkiye	347,867	332,718

Our geographic segments are Kazakhstan & Other Countries (including Azerbaijan and Ukraine) and Türkiye.

Revenue attributed to geographic market is based on the selling location. Non-current assets are based on the physical location of the assets as of the end of each year.

6.
Costs and operating expenses

Cost of goods include the purchase price of consumer products the subsequent sale of which generates Retail revenue, including supplier’s rebates and subsidies, write-downs and losses of inventories. Rebates include consideration received from certain suppliers, representing rebates for sold out products or purchased products from supplier for a specified period. The Group considers those rebates as a reduction to costs of inventory when the amounts are reliably measurable. For the nine months ended 30 September 2025, and 2026, the cost of goods was
KZT 522,543 million and KZT 540,077 million, respectively. For the three months ended 30 September 2025, and 2026, the cost of goods was KZT 223,896 million and KZT 152,654 million, respectively. Cost of services include costs incurred to operate retail network, 24-hour call support and communication with customers, product packaging and delivery, and other expenses which can be attributed to the Group’s operating activities related to the provision of the products and services. For the nine months ended 30 September 2025, and 2026, the cost of services was KZT 301,077 million and KZT 346,817 million, respectively. For the three months ended 30 September 2025, and 2026, the cost of services was KZT 120,059 million and
KZT 112,650 million, respectively.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

Interest expenses and fees include interest expenses on customer accounts, mandatory insurance of retail deposits, fees for collection of credit card receivables and interest expenses on debt securities, including subordinated debt and due to banks.

Transaction expenses are mainly composed of the costs associated with accepting, processing and otherwise enabling payment transactions. Those costs include fees paid to payment processors, payment networks and various service providers.

Technology & product development consist of staff and contractor costs that are incurred in connection with the research and development of new and maintenance of existing products and services, development, design, data science and maintenance of our products and services, and infrastructure costs. Infrastructure costs include depreciation of servers, networking equipment, data center, kartomats, postomats and payment equipment, rent, utilities, and other expenses necessary to support our technologies and platforms. Collectively, these costs reflect the investments we make in order to offer a wide variety of products and services to our customers.

Sales & marketing consist primarily of online and offline advertising expenses, promotion expenses, staff costs and other expenses that are incurred directly to attract or retain consumers and merchants. It also includes our charity and sponsorship activities.

General & administrative expenses consist primarily of costs incurred to provide support to our business, including legal, human resources, finance, risk, compliance, executive, professional services fees, office facilities, and other support functions.

Interest expenses and fees by type of operation for the three and nine months ended
30 September 2025 and 2026 is presented below:

	Nine months ended 30 September 2025	Nine months ended 30 September 2026	Three months ended 30 September 2025	Three months ended 30 September 2026
Interest expenses
Interest expense attributable to financing of loans to customers	386,317	502,121	142,323	175,115
Interest expense from other operations	207,269	294,133	76,893	111,324
Total interest expenses	593,586	796,254	219,216	286,439
Fees for collection of credit card receivables	53,878	61,090	26,894	17,359
Total interest expenses and fees	647,464	857,344	246,110	303,798

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

Employee benefits, depreciation and amortization expenses and operating lease expenses are presented as follows:

	Nine months ended				Nine months ended
	30 September 2025				30 September 2026
	Employee benefits	Depreciation & amortisation	Operating lease	Employee benefits	Depreciation & amortisation	Operating lease
Cost of goods and services	(58,510)	-	(1,145)	(67,068)	-	(1,469)
Technology & product development	(61,610)	(49,564)	(10,859)	(73,357)	(61,104)	(12,304)
Sales & marketing	(5,296)	-	(176)	(8,392)	-	(204)
General & administrative expenses	(28,105)	(8,702)	(2,816)	(31,346)	(9,237)	(1,497)
Total	(153,521)	(58,266)	(14,996)	(180,163)	(70,341)	(15,474)

	Three months ended				Three months ended
	30 September 2025				30 September 2026
	Employee benefits	Depreciation & amortisation	Operating lease	Employee benefits	Depreciation & amortisation	Operating lease
Cost of goods and services	(22,437)	-	(389)	(20,985)	-	(564)
Technology & product development	(22,480)	(20,074)	(4,203)	(23,578)	(20,968)	(3,818)
Sales & marketing	(2,073)	-	(36)	(2,813)	-	(65)
General & administrative expenses	(11,513)	(3,378)	(1,250)	(9,681)	(2,786)	(341)
Total	(58,503)	(23,452)	(5,878)	(57,057)	(23,754)	(4,788)

Expenses associated with share-based compensation are recognised across the functions in which the compensation recipients are employed.

The following table presents an analysis of share-based compensation expense by function for the periods indicated:

	Nine months ended	Nine months ended	Three months ended	Three months ended
	30 September	30 September	30 September	30 September
	2025	2026	2025	2026

SHARE-BASED COMPENSATION	(6,387)	(8,375)	(2,100)	(2,891)
Cost of goods and services	(463)	(492)	(160)	(163)
Technology & product development	(4,317)	(5,661)	(1,418)	(1,866)
Sales & marketing	(176)	(323)	(63)	(107)
General & administrative expenses	(1,431)	(1,899)	(459)	(755)

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

7.
Provision expenses

The movements in loss allowance for the nine months ended 30 September 2025 were as follows:

	Loans to customers			Due from banks	Financial assets at FVTOCI			Cash and cash equivalents		Other assets	Total
	Stage 1	Stage 2	Stage 3	POCI	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3
Loss allowance as at 31 December 2024	77,521	22,378	193,759	2,185	7	451	140	587	42	8,570	305,640
Changes in provisions
-Transfer to Stage 1	28,004	(3,542)	(24,462)	-	-	-	-	-	-	-	-
-Transfer to Stage 2	(6,847)	13,309	(6,462)	-	-	-	-	-	-	-	-
-Transfer to Stage 3	(25,779)	(14,470)	40,249	-	-	-	-	-	-	-	-
Net changes, resulting from changes in credit risk parameters	(40,672)	10,920	90,854	(455)	1	(72)	(49)	(70)	(35)	3,824	64,246
New assets issued	62,749	-	-	-	-	5	-	-	-	-	62,754
Repaid assets (except for write-off)	(27,442)	(1,992)	(9,597)	-	-	(75)	-	-	-	-	(39,106)
Modification effect	-	-	35,938	-	-	-	-	-	-	-	35,938
Total effect on Consolidated Statements of Profit or Loss	(5,365)	8,928	117,195	(455)	1	(142)	(49)	(70)	(35)	3,824	123,832
Write-off, net of recoveries	-	-	(70,066)	-	-	-	-	-	-	-	(70,066)
On acquisition of subsidiary	539	856	2,783	-	-	-	-	-	-	(162)	4,016
Other changes	(96)	(133)	(584)	-	-	-	-	-	-	855	42
Foreign exchange difference	-	-	(3)	-	-	-	-	-	-	-	(3)
As at 30 September 2025	67,977	27,326	252,409	1,730	8	309	91	517	7	13,087	363,461

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

The movements in loss allowance for the nine months ended 30 September 2026 were as follows:

	Loans to customers			Due from banks	Financial assets at FVTOCI				Cash and cash equivalents	Other assets	Total
	Stage 1	Stage 2	Stage 3	POCI	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3
Loss allowance as at 31 December 2025	74,162	26,061	270,058	1,483	8	336	59	421	46	12,458	385,092
Changes in provisions
-Transfer to Stage 1	30,965	(3,698)	(27,267)	-	-	-	-	-	-	-	-
-Transfer to Stage 2	(8,296)	16,875	(8,579)	-	-	-	-	-	-	-	-
-Transfer to Stage 3	(32,310)	(16,190)	48,500	-	-	-	(59)	59	-	-	-
Net changes, resulting from changes in credit risk parameters	(34,537)	8,069	97,647	677	10	13	-	1,829	-	2,767	76,475
New assets issued	61,907	-	-	-	-	-	-	-	-	-	61,907
Repaid assets (except for write-off)	(21,917)	(2,168)	(13,572)	-	-	-	-	-	-	-	(37,657)
Modification effect	-	-	60,353	-	-	-	-	-	-	-	60,353
Total effect on Consolidated Statements of Profit or Loss	5,453	5,901	144,428	677	10	13	-	1,829	-	2,767	161,078
Write-off, net of recoveries	-	-	(116,572)	-	-	-	-	-	-	(1,893)	(118,465)
Foreign exchange difference	-	-	(2,087)	-	-	-	-	-	-	-	(2,087)
As at 30 September 2026	69,974	28,949	308,481	2,160	18	349	-	2,309	46	13,332	425,618

Net changes, resulting from changes in credit risk parameters include decrease of provisions due to partial repayment of loans.

As at 31 December 2025 and 30 September 2026, the allowance for impairment losses on financial assets at FVTOCI of KZT 816 million and

KZT 2,658 million, respectively, is included in the ‘Revaluation reserve of financial assets and other reserves’ within equity.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

8.
Earnings per share

Earnings per share are determined by dividing the net income attributable to shareholders of the Company by the weighted average number of common shares outstanding during the nine months ended 30 September 2026. For the purpose of diluted earnings per share calculation, the Group considers dilutive effects of share-based compensation.

	30 September 2025	30 September 2026
Net income attributable to the shareholders of the Company	788,801	784,684
Weighted average number of common shares for basic earnings per share	190,531,074	189,964,371
Weighted average number of common shares for diluted earnings per share	191,355,321	190,762,639
Earnings per share – basic (KZT)	4,140	4,131
Earnings per share – diluted (KZT)	4,122	4,113

Reconciliation of the number of shares used for basic and diluted earnings per share:

	30 September	30 September
	2025	2026
Weighted average number of common shares for basic earnings per share	190,531,074	189,964,371
Number of potential common shares attributable to share-based compensation	824,247	798,268
Weighted average number of common shares for diluted earnings per share	191,355,321	190,762,639

9.
Cash and cash equivalents

	31 December 2025	30 September 2026

Cash on hand	181,410	96,794
Current accounts with other banks	153,554	84,744
Short-term deposits with other banks	137,126	723,540
Reverse repurchase agreements	431,053	174,494

Total cash and cash equivalents	903,143	1,079,572

Cash on hand includes cash balances with ATMs and cash in transit.

As at 31 December 2025 and 30 September 2026, current accounts and short-term deposits with NBRK are KZT Nil and KZT 450,609 million, respectively.

As at 31 December 2025 and 30 September 2026, the fair value of collateral of reverse repurchase agreements classified as cash and cash equivalents, are KZT 431,053 million and
KZT 174,494 million, respectively.

As at 31 December 2025 and 30 September 2026, restricted deposits included in due from banks with investment credit ratings (higher than ‘BBB-‘) in favor of international payments systems were KZT 34,935 million and KZT 24,196 million, respectively.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

10.
Investment securities and derivatives

Investment securities and derivatives comprise:

	31 December 2025	30 September 2026

Total financial assets at FVTOCI	1,155,282	1,537,083
Total financial assets at FVTPL	22,464	42,979
Total financial assets at amortized cost	2,073	-

Total investment securities and derivatives	1,179,819	1,580,062

Financial assets at FVTOCI comprise:
	31 December 2025	30 September 2026

Debt securities	1,154,800	1,536,619
Equity investments	482	464

Total financial assets at FVTOCI	1,155,282	1,537,083

	Interest rate, %	31 December 2025	Interest rate, %	30 September 2026
Debt securities
Bonds of the Ministry of Finance of the Republic of Kazakhstan	0.60-15.35	781,476	0.60-18.42	955,091
Corporate bonds	2.00-18.01	153,531	2.00-18.19	326,713
Sovereign bonds of foreign countries	0.63-4.50	219,793	0.63-4.63	245,198
Discount notes of the NBRK	-	-	16.90	9,617

Total debt securities		1,154,800		1,536,619

Debt securities are graded according to their external credit ratings issued by international rating agencies, such as Standard and Poor’s, Fitch and Moody’s Investors Services and are graded as follows:

	A- and higher	BBB+ to BBB-	BB+ to B-	Not rated	Total
Debt securities as at 31 December 2025	243,391	867,166	2,395	41,848	1,154,800
Debt securities as at 30 September 2026	319,077	1,112,395	-	105,147	1,536,619

Financial assets at FVTPL comprise:

	31 December	30 September
	2025	2026

Debt securities	-	20,107
Investment funds	21,717	19,348
Derivative financial instruments	747	3,524
Total financial assets at FVTPL	22,464	42,979

As at 30 September 2026, financial assets at FVTPL included swap and spot instruments of
KZT 776 million (31 December 2025: KZT 741 million) with a notional amount of
KZT 264,787 million (31 December 2025: KZT 171,046 million) and forwards of
KZT 2,748 million (31 December 2025: KZT 6 million) with a notional amount of
KZT 505,053 million (31 December 2025: KZT 262,794 million).

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

As at 30 September 2026, financial liabilities at FVTPL included swap and spot instruments of
KZT 21,030 million (31 December 2025: KZT 1,571 million) with a notional amount of
KZT 277,734 million (31 December 2025: KZT 170,715 million) and forwards of
KZT 6,119 million (31 December 2025: KZT 5,488 million) with a notional amount of
511,348 million (31 December 2025: KZT 276,712 million).

As at 31 December 2025 and 30 September 2026, investment securities were not pledged or restricted, except for bonds of the Ministry of Finance of the Republic of Kazakhstan, notes of NBRK and corporate bonds pledged under repurchase agreements with other banks totaling
KZT Nil and KZT 3,502 million, respectively (Note 12).

11.
Loans to customers

	31 December	30 September
	2025	2026

Gross loans to customers	7,543,926	8,059,470
Less: allowance for impairment losses (Note 7)	(371,764)	(409,564)

Total loans to customers	7,172,162	7,649,906

All loans to customers issued by the Group were allocated to the Fintech segment for internal segment reporting purposes.

The Group did not provide loans which individually exceeded 10% of the Group’s equity.

Movements in allowances for impairment losses on loans to customers for the nine months ended 30 September 2025 and 2026 are disclosed in Note 7.

As at 31 December 2025 and 30 September 2026, accrued interest of KZT 106,348 million and
KZT 122,245 million, respectively, was included in loans to customers.

Loans with principal or accrued interest in arrears for more than 90 days are classified as non-performing loans (“NPLs”). These loans were classified in Stage 3. Allowance for impairment losses to NPLs reflects the Group’s total provision as a percentage of NPLs. Considering the ratio represents allowance for impairment losses for all loans as a percentage of NPLs, the ratio can be more than 100%.

The following table presents the Group’s outstanding NPLs as compared to the total allowance for impairment losses on total loans to customers:

	Gross NPLs	Total allowance for impairment	Total allowance for impairment losses to Gross NPLs

As at 31 December 2025	466,845	371,764	80%
As at 30 September 2026	553,407	409,564	74%

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

Provision expenses on loans to customers:

	Nine months ended	Nine months ended	Three months ended	Three months ended
	30 September	30 September	30 September	30 September
	2025	2026	2025	2026
Provision expenses on loans to customers	(120,303)	(156,459)	(40,331)	(51,099)

The gross carrying amount and related allowance for impairment losses on loans to customers by stage were as follows:

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Gross loans to customers	6,691,163	129,800	703,082	19,881	7,543,926
Less: allowance for impairment losses	(74,162)	(26,061)	(270,058)	(1,483)	(371,764)
Carrying amount as at 31 December 2025	6,617,001	103,739	433,024	18,398	7,172,162

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Gross loans to customers	7,040,176	158,790	833,574	26,930	8,059,470
Less: allowance for impairment losses	(69,974)	(28,949)	(308,481)	(2,160)	(409,564)
Carrying amount as at 30 September 2026	6,970,202	129,841	525,093	24,770	7,649,906

During the nine months ended 30 September 2025 and 2026, the Group has restructured loans to customers, which were classified as NPLs, in the amount of KZT 137,292 million and

KZT 250,864 million, respectively, by providing an interest free extended repayment schedule.

During the nine months ended 30 September 2025 and 2026, KZT 77,659 million and

KZT 118,674 million, respectively, of restructured loans were collected.

As at 31 December 2025 and 30 September 2026, the Group’s restructured loans in Stage 3 amounted to the gross carrying amount of KZT 145,302 million and KZT 217,214 million, respectively.

As at 31 December 2025 and 30 September 2026, the Group’s restructured loans in Stage 2 amounted to the gross carrying amount of KZT 26,505 million and KZT 30,935 million, respectively.

As at 31 December 2025 and 30 September 2026, the Group’s restructured loans in Stage 1 amounted to the gross carrying amount of KZT 27,653 million and KZT 45,037 million, respectively.

As at 31 December 2025 and 30 September 2026, the Group’s restructured loans recognised as POCI amounted to the gross carrying amount of KZT 19,881 million and KZT 29,922 million, respectively.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

12.
Due to banks

	31 December	30 September
	2025	2026
Recorded at amortised cost:
Time deposits of banks and other financial institutions	16,183	13,164
Repurchase agreements	-	3,502

Total due to banks	16,183	16,666

As at 31 December 2025 and 30 September 2026, accrued interest of KZT 494 million and
KZT 128 million, respectively, was included in due to banks.

Fair value of securities pledged as collateral of repurchase agreements, which were classified as due to banks as at 31 December 2025 and 30 September 2026, amounted to KZT Nil and
KZT 3,502 million, respectively.

13.
Customer accounts

	31 December	30 September
	2025	2026

Individuals
Term deposits	6,244,418	7,194,391
Current accounts	934,286	844,417
Total due to individuals	7,178,704	8,038,808

Corporate customers
Term deposits	148,210	191,230
Current accounts	204,372	215,212
Total due to corporate customers	352,582	406,442

Total customer accounts	7,531,286	8,445,250

As at 31 December 2025 and 30 September 2026, accrued interest of KZT 66,419 million and
KZT 79,934 million, respectively, was included in term deposits within customer accounts.

As at 31 December 2025 and 30 September 2026, customer accounts of KZT 100,816 million and KZT 75,112 million, respectively, were held as prepayments on loans to customers.

As at 31 December 2025 and 30 September 2026, customer accounts of KZT 78,145 million (1.0% of total customer accounts) and KZT 71,347 million (0.8% of total customer accounts), respectively, were due to the top twenty customers.

As at 31 December 2025 and 30 September 2026, customer accounts were predominately denominated in KZT, comprising 93% and 94%, respectively.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

14.
Share capital

The table below provides a reconciliation of the change in the number of authorised shares, issued and fully paid shares, treasury shares and shares outstanding:

	Authorised shares	Issued and fully paid shares	Treasury shares	Shares outstanding

Common shares

1 January 2025	216,742,000	199,500,000	(9,484,271)	190,015,729
ADS options exercised (Note 15)	-	-	771,756	771,756
ADS buy-back program	-	-	(559,553)	(559,553)

31 December 2025	216,742,000	199,500,000	(9,272,068)	190,227,932

ADS options exercised (Note 15)	-	-	536,912	536,912
ADS buy-back program	-	-	(737,578)	(737,578)
30 September 2026	216,742,000	199,500,000	(9,472,734)	190,027,266

The Group accounts for ADSs repurchased in Treasury Shares component of Share Capital.

One ADS represents one share.

The following table summarizes the details of the GDR/ADS buy-back programs:

	Start date	Maturity date	Number of GDR/ADSs acquired	Total amount paid
6th buy-back program	22 October 2023	16 January 2024	303,286	13,233
7th buy-back program	17 November 2025	27 February 2026	1,297,131	50,274
30 September 2026			1,600,417	63,507

The Company made certain amendments to its Deposit Agreement, pursuant to which, among others, it renamed Regulation S GDRs as ADSs, which amendments became effective on
18 January 2024. Pursuant to the amendments, the Company has an Amended Level III ADS Deposit Agreement among the Company, the Depositary and the Owners and Holders of ADSs, and an Amended Rule 144A GDR Deposit Agreement between the Company and the Depositary.

The table below provides a reconciliation of the change in outstanding share capital fully paid:

	Issued and fully paid shares	Treasury shares	Total
31 December 2024	130,144	(151,521)	(21,377)
ADS options exercised	-	3,443	3,443
ADS buy-back program	-	(21,907)	(21,907)
31 December 2025	130,144	(169,985)	(39,841)
ADS options exercised	-	10,640	10,640
ADS buy-back program	-	(28,368)	(28,368)
30 September 2026	130,144	(187,713)	(57,569)

All shares are KZT denominated. The Group has one class of common shares which carry no right to fixed dividend.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

The following table represents dividends declared:

	Dividends declared	Dividend per share

April 2026	161,690	KZT 850
June 2026	161,511	KZT 850
September 2026	190,449	KZT 1,000
Total for the period ended 30 September 2026	513,650

15.
Share-based compensation

In 2021, the share option program was expanded to include more senior executives and other core Group personnel. The share-based awards are used to attract, incentivize and retain employees over the long-term by the management of the Group.

Share-based compensation expense

According to IFRS 2, this accelerates the recognition of compensation expenses resulting in a higher proportion of expenses being recognised in the early years of overall plan.

ADS Options

The fair value of ADS options at the date of grant is determined using the Black-Scholes model. The fair value determined at the grant date is expensed over the five-year vesting period, based on the Group’s estimate of the number of ADS options that will eventually vest. Recipients of ADS options are entitled to receive dividends once ADS options vested and exercised.

The inputs into the Black-Scholes model are as follows:

	31 December	30 September
	2025	2026

Black-Scholes model inputs:
Weighted average share price in USD	89.6	83.8
Expected volatility	38.2%	36.0%
Risk-free rate	5.4%	6.5%
Dividend yield	6.8%	7.2%

The following table summarizes the details of the ADS options outstanding:

	31 December	30 September
	2025	2026
	(ADSs)	(ADSs)
Outstanding at the beginning of the period	1,598,230	1,319,074
Granted	497,790	26,667
Forfeited	(5,190)	(10,561)
Exercised	(771,756)	(536,912)
Expired	-	-
Outstanding at the end of the period	1,319,074	798,268

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

The following table represents Share-based compensation reserve outstanding:

Share-Based Compensation reserve
1 January 2025	31,774
ADS options accrued	15,476
ADS options exercised	(19,312)
31 December 2025	27,938
ADS options accrued	8,375
ADS options exercised	(19,240)
30 September 2026	17,073

16.
Fair value of financial instruments

a.
Fair value of financial instruments

IFRS Accounting Standards as issued by the IASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

b.
Fair value of the Group's financial assets and financial liabilities measured at fair value on a recurring basis

Some of the Group's financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

Financial assets/financial liabilities	Fair value as at 31 December 2025	Fair value as at 30 September 2026	Fair value hierarchy	Valuation technique(s) and key input(s)

Non-derivative financial assets at FVTOCI (Note 10)	237,573	260,502	Level 1	Quoted prices in an active market.
Non-derivative financial assets at FVTOCI (Note 10)	908,299	1,235,775	Level 2	Quoted prices in markets that are not active.
Non-derivative financial assets at FVTOCI (Note 10)	9,347	40,749	Level 3	DCF method with weighted average discount ratio 14.1%
Unlisted equity investments classified as financial assets at FVTOCI (Note 10)	63	57	Level 3	Adjusted net assets based on most recent published financial statements of unlisted companies with discount for marketability and liquidity. Discount ratios vary from 10% to 30%.
Derivative financial assets (Note 10)	747	3,524	Level 2

DCF method. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.

Investment funds at FVPTL (Note 10)	21,717	18,888	Level 2	Quoted prices in markets that are not active.
Investment funds at FVPTL (Note 10)	-	460	Level 3	Non-public quoted prices from the independent fund’s management company. The key input used without adjustment.
Debt securities (Note 10)	-	20,107	Level 2	Quoted prices in markets that are not active.
Derivative financial liabilities (Note 10)	7,059	27,149	Level 2

DCF method. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

As at 31 December 2025, the fair value of the investment securities in Level 2 includes short-term and long-term sovereign debt securities of KZT 177,483 million and KZT 589,517 million, respectively.

As at 30 September 2026, the fair value of the investment securities in Level 2 includes short-term and long-term sovereign debt securities of KZT 235,811 million and KZT 737,285 million, respectively. Those investment securities are by nature and for regulatory purposes treated as high quality liquid assets, but are classified as Level 2 due to insufficient trading on regulated market.

The reconciliation of Level 3 fair value measurements of financial assets is presented as follows:

	Fair value through other comprehensive income
	Unquoted debt securities	Total

1 January 2026	9,347	9,347
Total gains or losses
- in profit or loss	-	-
- in other comprehensive income	95	95
Purchases	31,307	31,307
Issues	-	-
Disposals/settlements	-	-
Transfer into Level 3	-	-
Transfers out of Level 3	-	-
30 September 2026	40,749	40,749

During the nine months ended 30 September 2026, there were no transfers between Level 1, Level 2 and Level 3.

c.
Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required).

Except as detailed in the following table, management of the Group considers that the carrying amount of financial assets and financial liabilities recognised in the consolidated financial statements approximate their fair values.

	31 December 2025
	Carrying amount	Fair value	Fair value hierarchy

Due from banks	51,951	51,220	Level 2
Loans to customers	7,172,162	7,315,342	Level 3
Due to banks	16,183	16,183	Level 2
Customer accounts	7,531,286	7,463,854	Level 2
Debt securities issued	331,992	342,495	Level 2
Trade liabilities	346,401	346,401	Level 3

	30 September 2026
	Carrying amount	Fair value	Fair value hierarchy

Due from banks	67,503	62,574	Level 2
Loans to customers	7,649,906	7,748,751	Level 3
Due to banks	16,666	16,449	Level 2
Customer accounts	8,445,250	8,404,144	Level 2
Debt securities issued	554,900	542,589	Level 2
Trade liabilities	321,840	321,840	Level 3

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

Assets and liabilities for which fair value approximates carrying value

For financial assets and liabilities that have a short-term maturity (less than 3 months), it is assumed that the carrying amounts approximate to their fair value. This assumption is also applied to demand deposits and savings accounts without a maturity.

Due from banks

The estimated fair value of term due from banks is determined by discounting the contractual cash flows using interest rates currently offered for due from banks with similar terms.

Loans to customers

Loans to individual customers are made at fixed rates. The fair value of fixed rate loans has been estimated by reference to the market rates available at the reporting date for loans with similar maturity profile.

Due to banks

The estimated fair value of due to banks is determined by discounting the contractual cash flows using interest rates currently offered for due to banks with similar terms.

Customer accounts

The estimated fair value of term deposits is determined by discounting contractual cash flows using interest rates currently offered for deposits with similar terms. For current accounts which are non-interest bearing, the Group considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.

Debt securities issued

Debt securities issued is valued using quoted prices.

Trade liabilities

Trade liabilities are short-term in nature, it is assumed that the carrying values approximate to their fair value.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

17.
Transactions with related parties

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form. The Group had the following transactions outstanding with related parties:

	31 December 2025		30 September 2026
	Transactions with related parties	Total category as per financial statements captions	Transactions with related parties	Total category as per financial statements captions
Consolidated statements of financial position
Gross loans to customers	333	7,543,926	548	8,059,470
- other related parties	333		548

Other assets	1,971	183,536	998	219,590
- entities controlled by the key management personnel of the Group	1,971		998

Due to banks	146	16,183	202	16,666
- entities controlled by the key management personnel of the Group	146		202

Customer accounts	18,474	7,531,286	9,042	8,445,250
- entities controlled by the key management personnel of the Group	2,865		1,826
- key management personnel of the Group	15,573		7,167
- other related parties	36		49

Other liabilities	3,352	182,900	1,791	229,273
- entities controlled by the key management personnel of the Group	3,352		1,790
- key management personnel of the Group	-		1

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

	Nine months ended 30 September 2025		Nine months ended 30 September 2026
	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption
Consolidated Statements of Profit or Loss
Net fee revenue	3,199	1,160,455	3,874	1,192,360
- entities controlled by the key management personnel of the Group	3,066		3,828
- key management personnel of the Group	133		46

Interest revenue	118	1,138,270	59	1,456,760
- other related parties	118		59

Cost of goods and services	(5,027)	(823,620)	(7,188)	(886,894)
- entities controlled by the key management personnel of the Group	(5,027)		(7,188)

Interest expenses and fees	(708)	(647,464)	(1,349)	(857,344)
- entities controlled by the key management personnel of the Group	(44)		(59)
- key management personnel of the Group	(662)		(1,289)
- other related parties	(2)		(1)

Transaction expenses	(216)	(24,335)	(566)	(30,789)
- entities controlled by the key management personnel of the Group	(216)		(566)

Technology & product development	-	(151,838)	(568)	(188,888)
- entities controlled by the key management personnel of the Group	-		(568)

General & administrative expenses	-	(56,598)	(41)	(61,704)
- entities controlled by the key management personnel of the Group	-		(41)

During the nine months ended 30 September 2025 and 2026, the total value of goods purchased from entities controlled by the key management personnel was KZT 5,076 million and
KZT 7,380 million, respectively, from which KZT 4,726 million and KZT 6,769 million, respectively, was recognised in cost of goods and services and remaining in inventory.

During the nine months ended 30 September 2025 and 2026, the total value of Property, equipment and intangible assets purchased from entities controlled by the key management personnel was KZT 2,967 million and KZT Nil, respectively.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

Compensation to key management personnel is presented as follows:

	Nine months ended 30 September 2025		Nine months ended 30 September 2026
	Transactions with related parties	Total category as per financial statements captions	Transactions with related parties	Total category as per financial statements captions
Employee benefits	(429)	(153,521)	(486)	(180,163)
Share-based compensation	(29)	(6,387)	(418)	(8,375)

18.
Regulatory matters

The management of Kaspi Bank JSC (“the Bank” – subsidiary of the Company) monitors capital adequacy ratio based on requirements of standardised approach of Basel Committee of Banking Supervision “Basel III: A global regulatory framework for more resilient banks and banking systems” (December 2010, updated in June 2011).

The capital adequacy ratios calculated on the basis of the Bank’s consolidated financial statements under Basel III with updated RWA methodology are presented in the following table:

	31 December	30 September
	2025	2026

Tier 1 capital (k1.2)	19.6%	21.1%
Total capital (k.2)	19.6%	21.1%

The Bank complies with NBRK’s capital requirements. The minimum regulatory capital adequacy requirements are 6.5% for k1.2 and 8% for k.2, excluding a conservation buffer of 3% and systemic buffer of 1% for each.

The following table presents the Bank’s capital adequacy ratios in accordance with the NBRK requirements:

	31 December	30 September
	2025	2026

Tier 1 capital (k1.2)	12.7%	14.3%
Total capital (k.2)	12.7%	14.3%

19.
Business combination

On 14 July 2026, we entered into select strategic alliance and potential strategic acquisition that is complementary to our business and operations, including opportunities that we believe can help us further improve growth across all our platforms and strong financial performance. The Group acquired 100% share in Rabobank A.Ş. (subsequently renamed to Hepsi Bank A.Ş).

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2025 and 2026 (Unaudited)

(in millions of KZT)

The initial accounting for the acquisition of Hepsi Bank A.Ş. has only been provisionally determined at the end of the reporting period. The main reason for being provisional is related to the reasonable time needed to obtain all of the information necessary to identify and measure net assets acquired, liabilities assumed and resulting goodwill, including the valuation of the acquired intangible assets. At the date of finalization of these interim condensed consolidated financial information, the necessary market valuations and other calculations had not been finalised and they have therefore only been provisionally determined based on the Group management’s best estimate.

The amounts recognised in respect of the identifiable assets acquired and liabilities assumed as at the date of acquisition are set out in the table below:

ASSETS:
Cash and cash equivalents	23,227
Other assets	1,160
TOTAL ASSETS	24,387
Other liabilities	1,518
TOTAL LIABILITIES	1,518
Total identifiable assets acquired and liabilities assumed	22,869

Goodwill on acquisition

Consideration transferred	31,637
Less: Fair value of identifiable net assets acquired	(22,869)
Goodwill on acquisition	8,768

Based on a provisional assessment of net assets, the Group has recognised goodwill on the acquisition transaction which amounted to KZT 8,768 million. None of the goodwill is expected to be deductible for income tax purposes.

The acquired business results since the acquisition date, and the pro forma results as if the acquisition had occurred on 1 January 2026, were immaterial to the Group and are therefore not disclosed.

20.
Subsequent events

On 6 November 2026, the Board of Directors of the Company proposed a dividend of
KZT 1,000 per share, subject to Shareholders’ approval.